  As filed with the Securities and Exchange Commission on April 29, 2005, 2005
                                                 Registration No. 333-__________
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             Southwest Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

            Oklahoma                                            73-1136584
 (State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                              608 South Main Street
                           Stillwater, Oklahoma 74074
                                  405.372.2230

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   Rick Green
                      President and Chief Executive Officer
                             Southwest Bancorp, Inc.
                              608 South Main Street
                           Stillwater, Oklahoma 74074
                                  405.372.2230
            (Name, address, including zip code, and telephone number,
                including area code, of agent for service) Copies

                                               to:
     James I. Lundy, III, Esquire           Noel M. Gruber, Esquire         James L. Nouss, Jr., Esquire
     1700 Pennsylvania Avenue, NW           Kennedy & Baris, L.L.P.         Harold R. Burroughs, Esquire
               Suite 400                4701 Sangamore Road, Suite P-15           Bryan Cave, LLP
        Washington, D.C. 20006              Bethesda, Maryland 20816       211 North Broadway, Suite 3600
             202.349.7130                         301.229.3400               St. Louis, Missouri 63102
          202.318.4623 (fax)                   301.229.2443(fax)                    314.259.2000
                                                                                 314.552.8706 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
If the only securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.[ ]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                    Proposed Maximum         Proposed Maximum           Amount of
   Title of Each Class of        Amount to be      Offering Price per       Aggregate Offering      Registration Fee
Securities to be Registered       Registered            Share (1)               Price (1)                  (1)
----------------------------- ------------------- ---------------------- ------------------------- --------------------
Common stock, $1.00 par
 value (2)                         2,235,256              $18.22                $40,726,364              $4,794.00
======================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the registrant's common stock as reported on the Nasdaq National Market on April 27, 2005.
(2) Includes the attendant preferred stock purchase rights pursuant to the rights agreement dated as of April 22, 1999, between the registrant and Harris Trust and Savings Bank, as rights agent.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED APRIL 29, 2005

PROSPECTUS
                                1,988,354 SHARES

                     [Southwest Bancorp, Inc. LOGO OMITTED]

                                  COMMON STOCK


                                  ------------


     We are offering 1,988,354 shares of our common stock, of which 1,646,014 are to be sold by us and 342,340 are to be sold by selling shareholders.
See "Selling Shareholders" on page 23.

     Our common stock is traded on the Nasdaq National Market under the symbol "OKSB." The last reported sale price of our common stock on the Nasdaq National Market on April 27, 2005 was $18.49 per share.


                                  ------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS," BEGINNING ON PAGE 10.
                                  ------------

                                                                                                       PER SHARE        TOTAL
                                                                                                      -----------    -----------
Public offering price................................................................................$              $
Underwriting discount................................................................................$              $
Proceeds to us (before expenses).....................................................................$              $
Proceeds to selling shareholders (before expenses)...................................................$              $

     This is a firm commitment underwriting. We have granted the underwriters a 30-day option to purchase up to an additional 246,902 shares of common stock at the same price to cover over-allotments, if any.

     THESE SECURITIES ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     The underwriters expect to deliver the common stock to purchasers on or about , 2005, subject to customary closing conditions.

--------------------------------------------------------------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------


STIFEL, NICOLAUS & COMPANY
         INCORPORATED
              EDWARD JONES
                      FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                              KEEFE, BRUYETTE & WOODS
                                                     SUNTRUST ROBINSON HUMPHREY

The date of this prospectus is             , 2005.

                               [GRAPHIC OMITTED]



                               [MAP OF LOCATIONS]

                           PROSPECTUS SUMMARY

     This summary highlights information that is contained elsewhere in, or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus as well as the documents incorporated by reference into this prospectus before making an investment decision. Except as otherwise indicated by the context, references in the prospectus to "we," "our," or "us" are to the combined business of Southwest Bancorp, Inc. From time to time we use the term "Southwest" to refer to Southwest Bancorp, Inc., the term "Stillwater National" to refer to Stillwater National Bank and Trust Company, and the term "SNB Wichita" to refer to SNB Bank of Wichita. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

SOUTHWEST BANCORP, INC.:

     Southwest Bancorp, Inc. is the financial holding company for Stillwater National Bank and Trust Company, SNB Bank of Wichita, and its two consulting subsidiaries, Business Consulting Group, Inc. and Healthcare Strategic Support, Inc. We offer commercial and consumer lending, deposit, and investment services, and specialized cash management, consulting, and other financial services from twelve full-service offices in Oklahoma City, Tulsa, Chickasha, and Stillwater, Oklahoma; Dallas, Austin, and San Antonio, Texas; and Wichita, Kansas; loan production offices in Kansas City, Kansas, and on the campuses of the University of Oklahoma Health Sciences Center and Oklahoma State University-Tulsa; a marketing presence in the Student Union at Oklahoma State University-Stillwater; and on the Internet, through SNB DirectBanker(R). We were organized in 1981 as the holding company for Stillwater National, which was chartered in 1894.

HISTORICAL GROWTH AND PERFORMANCE:

     At December 31, 2004, we had total assets of $1.9 billion, deposits of $1.5 billion, and shareholders' equity of $126.0 million. We became a public company in late 1993 with assets of approximately $434.0 million. From year-end 1993 to year-end 2004 we increased our:

o  Loans at a compound rate of 15.9% per year;
o  Assets at 14.5% per year;
o  Net income at 14.5% per year;
o  Book value per share at 11.7%; and
o  Diluted earnings per share at 10.8% per year.

Over the five years ending on December 31, 2004, we increased our:

o  Loans at a compound rate of 13.8% per year;
o  Assets at 11.3% per year;
o  Net income at 16.0% per year;
o  Book value per share at 13.5%;and
o  Diluted earnings per share at 15.2% per year.

     Our growth to date has been accomplished internally, without mergers or acquisitions, through the establishment of new offices in markets that we believed would allow us to capitalize on our strengths.

     The following table highlights our recent growth and performance.

                                                                       AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------------
                                                     2004            2003           2002           2001            2000
                                                 -------------  -------------   -------------  -------------  -------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
     Net income................................  $      18,629  $      14,892   $      13,419  $      11,752  $      10,205
     Diluted earnings per share................           1.48           1.22            1.11           1.00           0.88
     Total assets..............................      1,913,787      1,581,564       1,351,279      1,217,796      1,204,940
     Total loans (including loans held for sale)     1,623,875      1,308,836       1,101,112        931,046        912,550
     Total deposits............................      1,500,058      1,204,125       1,021,757        904,796        945,102
     Shareholders' equity......................        125,984        109,935          96,372         85,125         73,239
     Book value per share......................          10.41           9.20            8.35           7.47           6.44
     Net interest margin.......................           4.16%          3.80%          3.75%           3.53%          3.57%
     Efficiency ratio..........................          51.31          54.95           56.92          59.62          60.93
     Return on average assets..................           1.03           0.99            1.05           0.96           0.87
     Return on average equity..................          15.80          14.59           14.94          14.87          14.89

-----------
     All per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001, and the two-for-one stock split effected in the form of a stock dividend paid August 29, 2003.

     Reflects the retroactive reclassification of the allowance related to unfunded loan commitments from the allowance for loan losses to a reserve for unfunded loan commitments, which is now shown as a liability on the statement of financial condition.

STRATEGIC FOCUS

     Our banking philosophy is to provide a high level of customer service, a wide range of financial services, and products responsive to customer needs. We focus on serving healthcare and health professionals, businesses and their managers and owners, and commercial and commercial real estate borrowers. Our banking philosophy has led to the development of a line of deposit, lending, and other financial products that respond to professional and commercial customer needs for speed, efficiency, and information and complement our more traditional banking products. Our specialized financial services include integrated document imaging and cash management services designed to help our customers in the healthcare industry and other record-intensive enterprises operate more efficiently. We seek to build close relationships with businesses, professionals and their principals and to service their banking needs throughout their business development and professional lives.

     We have established two management consulting subsidiaries that complement our commercial services and help to differentiate us from our competitors. Healthcare Strategic Support, Inc. provides management consulting services for physicians, hospitals, and healthcare groups. Business Consulting Group, Inc. provides marketing, strategic, logistics, and operations consulting for small and large commercial enterprises. We believe that our consulting subsidiaries help us to gain new banking customers and expand our relationship with existing customers.

GROWTH STRATEGY

     We use the three business models described below to take advantage of selected growth opportunities in markets with characteristics that we believe will allow us to capitalize on our strengths.

     NICHE BANKING MODEL. Our traditional areas of expertise focus on the special financial needs of healthcare and health professionals, businesses and their managers and owners, and commercial and commercial real estate borrowers. We developed our niche banking model in connection with our expansion into Oklahoma City in 1982 and Tulsa in 1985. Since 2002, we have used this model to expand into Dallas, Austin, and San Antonio, Texas; and Wichita and Kansas City, Kansas. At December 31, 2004, our five Texas and two Kansas offices accounted for $388.0 million in loans, excluding loan participations sold to other financial institutions.

     We plan to open additional offices under our niche banking model using the following, tested approach:

      o Identify markets for expansion based upon geographic concentrations of customers in our traditional areas of expertise: healthcare and health professionals, businesses and their managers and owners, and commercial and commercial real estate lending.
      o Hire one or more experienced senior lenders with knowledge of the market. Specialists in cash management and other services based at other locations provide sales and support assistance. Staff is added as needed to generate and support business.
      o  Establish an attractive "private banking" style loan production office.
      o Convert the loan production office into a full service banking office of Stillwater National or SNB Wichita after we determine that the office is likely to be successful based upon its business base, loans in process, potential deposit growth from its customers and acceptance by the community.

     In our experience, it takes approximately fourteen months from establishment for a niche banking office to become profitable on a monthly basis, and twenty-seven total months to recover our initial investment.

     COMMUNITY BANKING MODEL. We began as a community bank in 1894. We continue to operate our community banking model in Stillwater, our home market, and Chickasha, Oklahoma. In those markets, we are a full-service community bank emphasizing both commercial and consumer lending. We have more than 60% of the banking deposits in the Stillwater/Payne County market. We intend to employ this community banking model to expand in favorable markets that may not meet our market criteria for our niche banking model but that we believe will support our overall growth strategy.

     SECONDARY MARKET MODEL. We have a long history of student and residential mortgage lending. Our secondary market activities have contributed significantly to our total loans, assets, revenues, and net income. Secondary market loan volumes and profits may vary significantly from period to period. We offer both government guaranteed and privately guaranteed student loans. During fiscal year 2004, we were one of the top 40 student lenders in the nation by dollar volume of new guarantees originated, according to the Department of Education. We market student lending programs directly to financial aid directors at post secondary schools. Our residential mortgage lending activities focus on one-to-four family residential borrowers in our banking markets.

     We plan to continue the expansion of our secondary market activities, in particular student lending, due to the attractive nature of the business, including its government guarantees, low cost of dedicated funding, and low incremental overhead needed to operate a larger portfolio. Our expansion in this area may slow, however, as our niche banking and community banking models continue to grow and require us to reallocate capital to those businesses.

      We anticipate that part of our planned banking expansion may be accomplished through establishment of new offices as well as through acquisitions of existing banks. Our growth to date has been accomplished without banking acquisitions. We have considered acquisitions of other financial institutions and other companies, from time to time, and intend to pursue possible bank acquisitions in the future, although we do not have any specific agreements or understandings for any such acquisition at present. See "Use of Proceeds" on page 15.

CENTRALIZED SUPPORT AND CONTROL

     Our support and control functions and our credit policies, including loan review, funds management, accounting, audit, compliance, and human resources, are uniform and centralized, but we have established their structure to allow prompt and flexible decision making. We offer products that are technology based, or that otherwise are more efficiently offered centrally, through our home office. These include products that are marketed through the regional offices, such as Southwest's internet banking product for commercial and retail customers (SNB DirectBanker(R)), commercial information, and item processing services (Business Mail Processing), and products marketed and managed directly by central staff, such as cash dispensing machines.

WE PLAN TO USE OFFERING PROCEEDS TO SUPPORT GROWTH.

     We intend to use the net proceeds of the offering:

     o To support continued expansion using our niche banking model in our current markets and in carefully selected new markets;
     o To support funding and asset growth using our community banking model in favorable markets;
     o To support higher levels of secondary market lending to make full use of capital while our core banking assets grow; and
     o For general corporate purposes, including investment in Stillwater National or SNB Wichita.

     Our principal executive offices are located at 608 South Main Street, Stillwater, Oklahoma 74074. Our telephone number is (405) 372-2230.

                                  THE OFFERING

Company................................................      Southwest Bancorp, Inc.

Common stock offered by:
  Southwest Bancorp, Inc.(1)...........................      1,646,014 shares
  Selling shareholders.................................      342,340 shares
     Total (1).........................................      1,988,354 shares

Offering price per share...............................      $

Shares of common stock outstanding
   after the offering (1)(2)...........................      13,889,056

Net proceeds to us (1)(3)..............................      We estimate that the net proceeds to us from the sale
                                                             of 1,646,014 shares of our common stock in this
                                                             offering will be approximately $28.4 million, after
                                                             deducting the underwriting discount and the offering
                                                             expenses payable by us.

Use of proceeds........................................      We intend to use our net proceeds to support continued
                                                             expansion in current or new markets, to support higher
                                                             levels of secondary market lending, and for general
                                                             corporate purposes, including investment in Stillwater
                                                             National and SNB Wichita. There are no definitive plans
                                                             for any acquisitions. Pending these uses, we may invest
                                                             net proceeds in marketable investment securities
                                                             or short-term, interest-bearing assets. See "Use of
                                                             Proceeds" on page 15.

Risk factors...........................................      See "Risk Factors" beginning on page 10 and other
                                                             information included or incorporated by reference in
                                                             this prospectus for a discussion of factors that you
                                                             should consider before investing in our common stock.

Dividends on common stock..............................      Our quarterly dividends declared for the year ended
                                                             December 31, 2004, totaled $0.28 per share.  On
                                                             February 25, 2005, we declared a dividend of $0.075 per
                                                             share, payable April 1, 2005, to shareholders of record
                                                             on March 17, 2005.  See "Price Range of Common Stock
                                                             and Dividends" on page 16.

Nasdaq National Market symbol..........................      "OKSB"


-------------
(1) Assumes that the underwriters will not exercise their option to purchase up to an additional 246,902 shares of our common stock to cover over-allotments, if any. See "Underwriting" beginning on page 24.

(2) The number of shares outstanding after the offering is based on the number of shares outstanding as of April 27, 2005, plus the number of shares of common stock offered by us. If the underwriters exercise their option in full, 14,087,082 shares of our common stock will be outstanding immediately after the offering. The number of shares of our common stock outstanding after the offering shown above excludes a total of:

      o 1,035,982 shares that we may issue upon the exercise of stock options outstanding as of March 31, 2005, at a weighted average exercise price of $10.93 per share; and
      o 485,427 additional shares that we may issue under the Southwest Bancorp 1999 Stock Option Plan, as amended, as of March 31, 2005.

(3) Based upon an assumed public offering price of $18.49 per share, the last reported sale price for our common stock on the Nasdaq National Market on April 27, 2005.

                               RECENT DEVELOPMENTS

PRELIMINARY FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2005

     On April 21, 2005, we announced unaudited results for the first quarter of 2005. Our net income for the first quarter of 2005 was $5.4 million, an increase of $1.2 million, or 28%, over the $4.2 million reported for the first quarter of 2004. Diluted earnings per share for the first quarter of 2005 were $0.43, an increase of $0.09, or 26%, over the $0.34 per share reported for the first quarter of 2004.

     Net interest income for the first quarter of 2005 was $21.1 million, an increase of $5.5 million, or 35%, from the first quarter of 2004, primarily as a result of loan growth. Noninterest income for the first quarter of 2005 increased $602,000 from the $3.1 million reported for the same period in 2004 due primarily to a $388,000 increase in gains on sale of student loans. Noninterest income also benefited from a $228,000 increase in service charges and fees on deposit accounts and a $128,000 increase in other noninterest income. These increases were partially offset by a $45,000 reduction in gains on sale of residential mortgage loans and a $96,000 reduction in gains on sale of other loans.

     The provision for loan losses of $4.3 million increased $2.7 million, or 161%, from 2004. Noninterest expense of $12.1 million increased $1.6 million, or 16%, from the $10.5 million reported for the first quarter of 2004, primarily as a result of a $1.1 million increase in personnel expense. Increases also occurred in occupancy expense ($115,000), FDIC and other insurance ($22,000), other real estate expense ($147,000), and general and administrative expense ($295,000).

     Nonaccrual loans totaled $12.7 million at March 31, 2005, compared to $22.2 million at December 31, 2004, $28.5 million at September 30, 2004 and $13.5 million at March 31, 2004. Total nonperforming loans of $13.9 million decreased $9.3 million, or 40%, from year-end 2004, and represented 0.83% of total loans, compared to 1.43% of total loans at year-end 2004. At March 31, 2005, $2.0 million, or 14%, of loans classified as nonperforming were guaranteed by United States agencies or U.S. government sponsored entities. Other real estate at March 31, 2005, was $11.9 million, up $7.0 million from year-end 2004 and $9.4 million from September 30, 2004, due to the acquisition of property securing loans that had been classified as nonperforming. Total nonperforming assets at March 31, 2005, were $25.8 million, down $2.3 million, or 8%, from year-end 2004 and down $7.5 million, or 22%, from September 30, 2004.

     At the beginning of 2005, we established a reserve for unfunded loan commitments as a liability on our statement of financial condition. We formerly included this reserve within the allowance for loan losses. At March 31, 2005, this reserve for unfunded loan commitments was $953,000, the same amount previously included in the allowance for loan losses at December 31, 2004. The amounts of the allowance for loan losses and other financial information in this prospectus also reflect the reclassification of the reserve for unfunded loan commitments from the allowance for loan losses to a separate liability account. At March 31, 2005, the allowance for loan losses was $19.7 million, an increase of $669,000, or 4%, from the allowance for loan losses at year-end 2004. The allowance for loan losses was 1.17% of total loans at March 31, 2005 and December 31, 2004.

     At March 31, 2005, our total assets were $2.0 billion, an $80.8 million increase from the end of 2004. Total portfolio loans (loans other than those held for sale) at March 31, 2005 were $1.3 billion, up $4.3 million, or less than 1%, from year-end 2004. Loans held for sale, which are primarily guaranteed student loans, grew by $45.6 million during the first quarter of 2005.

     We previously announced that the yields on new guaranteed private student loans will be substantially less than those made during 2004. This yield reduction is expected to reduce the profitability of student lending and our secondary market activities in 2005, but had no material effect on first quarter 2005 earnings and is not expected to affect the profitability of our other operations.

     The following table presents our summary consolidated financial information for the periods ended March 31, 2005 and 2004. This summary consolidated financial data is unaudited and should be read in conjunction with our consolidated financial statements, including the accompanying notes, included in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus. In the opinion of management, this summary consolidated financial information includes all adjustments that we believe are necessary for a fair presentation. Past performance is not necessarily predictive of future performance, and prior results should not be considered indicative of the results to be expected for any future period.

                                                                                                      AS OF AND FOR
                                                                                                     THE THREE MONTHS
                                                                                                       ENDED MARCH 31,
                                                                                               ----------------------------
                                                                                                   2005              2004
                                                                                               -----------      -----------
                                                                                                   (DOLLARS IN THOUSANDS,
                                                                                                   EXCEPT PER SHARE DATA)
OPERATIONS DATA:
Interest income..............................................................................  $    31,946      $    22,758
Interest expense.............................................................................       10,854            7,140
                                                                                               -----------      -----------
     Net interest income.....................................................................       21,092           15,618
Provision for loan losses....................................................................        4,309            1,649
Other income.................................................................................        3,720            3,118
Other expense................................................................................       12,144           10,512
                                                                                               -----------      -----------
Income before taxes..........................................................................        8,359            6,575
Taxes on income..............................................................................        2,973            2,373
                                                                                               -----------      -----------
     Net income..............................................................................  $     5,386      $     4,202
                                                                                               ===========      ===========

PER SHARE DATA:
Basic earnings per share.....................................................................  $      0.44      $      0.35
Diluted earnings per share...................................................................         0.43             0.34
Cash dividends declared per share............................................................        0.075            0.070
Book value per share (1).....................................................................        10.64             9.55
Tangible book value per share................................................................        10.62             9.53
Weighted average shares outstanding:
     Basic...................................................................................   12,154,300       11,995,400
     Diluted.................................................................................   12,628,862       12,463,367

FINANCIAL CONDITION DATA: (1)
Investment securities........................................................................  $   215,494      $   211,237
Total loans (including loans held for sale) (2)..............................................    1,673,778        1,419,282
Total assets.................................................................................    1,994,569        1,695,241
Total deposits...............................................................................    1,682,934        1,291,626
Other borrowings.............................................................................      147,908          202,678
Subordinated debentures......................................................................       72,180           72,180
Total shareholders' equity...................................................................      129,734          114,906
Mortgage servicing portfolio.................................................................      126,202          122,751

PERFORMANCE RATIOS:
Return on average assets.....................................................................         1.08%            1.02%
Return on average equity.....................................................................        16.73            14.99
Net interest margin..........................................................................         4.42             3.96
Ratio of total dividends declared to net income..............................................        16.96            20.04
Efficiency ratio (3).........................................................................        48.94            56.11
Average assets per employee (4)..............................................................   $    5,502      $     4,955

ASSET QUALITY RATIOS:
Nonperforming assets to total loans and other
     real estate owned (1)(5)..............................................................           1.53%            1.25%
Nonperforming loans to total loans (1)(6)....................................................         0.83             1.11
Net loan charge-offs to average total loans (annualized).....................................         0.86             0.37
Allowance for loan losses to total loans (1).................................................         1.17             1.09
Allowance for loan losses to nonperforming loans (1)(6)......................................       141.91            97.86

CAPITAL RATIOS:
Average total shareholders' equity to average assets.........................................         6.47%            6.83%
Tangible equity to tangible assets (1)(7)....................................................         6.49             6.77
Tier 1 capital to risk-weighted assets (1)...................................................        11.03            11.10
Total capital to risk-weighted assets (1)....................................................        13.89            14.63
Leverage ratio...............................................................................         8.75             9.21

-------------
(1)  At period end.
(2) Net of unearned discounts but before deduction of allowance for loan losses.
(3) The efficiency ratio is calculated by dividing other expenses by the total of net interest income plus total other income.
(4) Average assets per employee is calculated by dividing year-to-date average assets by the number of full-time equivalent employees at period end.
(5) Nonperforming assets consist of nonperforming loans and other real estate owned.
(6) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, and loans with restructured terms.
(7) Tangible equity to tangible assets is calculated by dividing total shareholders' equity minus goodwill by total assets minus goodwill. Mortgage loan and other loan servicing intangibles are not subtracted for purposes of this calculation.

PLANNED REDEMPTION OF SUBORDINATED DEBENTURES

     We previously announced that we intend to redeem all of the $25.8 million of 9.30% Junior Subordinated Deferrable Interest Debentures due 2027, effective June 24, 2005. The redemption of the subordinated debentures will be concurrent with the redemption of the 9.30% Cumulative Trust Preferred Securities issued by Southwest's subsidiary, SBI Capital Trust, which holds all of these subordinated debentures. These trust preferred securities were originally issued in June 1997, and are listed on the Nasdaq National Market under the symbol "OKSBO." We are funding this redemption with proceeds from our issuance of trust preferred securities and subordinated debentures in October 2003. We delayed this redemption pending issuance of federal regulatory capital rules for trust preferred securities, which occurred earlier this year. We expect that the write-off of unamortized costs in connection with the redemption will reduce net income in the second quarter of 2005 by approximately $593,000. We believe that the redemption will benefit net income in future periods as the subordinated debentures are replaced with funds that bear lower interest rates. See "Capitalization" on page 16.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents our summary consolidated financial information for each of the five years in the period ended December 31, 2004. The summary consolidated financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements, including the accompanying notes, included in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus. The financial data as of and for each of the five years ended December 31, 2000 through 2004 are derived from our audited financial statements. Past performance is not necessarily predictive of future performance, and prior results should not be considered indicative of the results to be expected for any future period.


                                                                            AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                                       ----------------------------------------------------
                                                                         2004       2003       2002       2001        2000
                                                                       ---------  --------   --------   --------    --------
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
Interest income......................................................  $ 104,723  $ 84,079   $  76,495   $ 90,400  $   97,274
Interest expense.....................................................     32,246    28,611      30,678     48,939      57,227
                                                                       ---------  --------   --------   --------  -----------
     Net interest income.............................................     72,477    55,468      45,817     41,461      40,047
Provision for loan losses............................................     12,982     8,522       5,443      4,000       3,550
Other income.........................................................     14,085    14,500      12,718     10,813       8,561
Other expense........................................................     44,412    38,448      33,319     31,165      29,615
                                                                       ---------  --------   --------   --------  -----------
     Income before taxes.............................................     29,168    22,998      19,773     17,109      15,443
Taxes on income......................................................     10,539     8,106       6,354      5,357       5,238
                                                                       ---------  --------   --------   --------  -----------
     Net income......................................................  $  18,629  $ 14,892   $  13,419  $  11,752  $   10,205
                                                                       =========  ========   ========   ========  ===========
PER SHARE DATA: (1)
Basic earnings per share.............................................  $    1.54  $   1.26   $    1.17   $   1.03  $     0.89
Diluted earnings per share...........................................       1.48      1.22        1.11       1.00        0.88
Cash dividends declared per share....................................       0.28      0.25        0.22       0.16        0.15
Book value per share (2).............................................      10.41      9.20        8.35       7.47        6.44
Tangible book value per share........................................      10.39      9.18        8.33       7.45        6.42
Weighted average shares outstanding:
     Basic........................................................... 12,060,842 11,798,810 11,490,166 11,386,258  11,467,248
     Diluted......................................................... 12,548,059 12,159,620 12,052,118 11,728,844  11,585,704

FINANCIAL CONDITION DATA: (2)
Investment securities................................................  $ 220,051  $ 204,266  $ 188,689  $ 227,346   $ 229,792
Total loans (including loans held for sale) (3)......................  1,623,875  1,308,836  1,101,112    931,046     912,550
Total assets (8).....................................................  1,913,787  1,581,564  1,351,279  1,217,796   1,204,940
Total deposits.......................................................  1,500,058  1,204,125  1,021,757    904,796     945,102
Other borrowings.....................................................    200,065    183,850    199,282    195,367     150,498
Subordinated debentures..............................................     72,180     72,180     25,787     25,787      25,787
Total shareholders' equity...........................................    125,984    109,935     96,372     85,125      73,239
Mortgage servicing portfolio.........................................    125,353    124,366    107,733     91,120      94,545

PERFORMANCE RATIOS:
Return on average assets.............................................       1.03%      0.99%      1.05%      0.96%       0.87%
Return on average equity.............................................      15.80      14.59      14.94      14.87       14.89
Net interest margin..................................................       4.16       3.80       3.75       3.53        3.57
Ratio of total dividends declared to net income......................      18.14      19.87      18.87      15.52       16.44
Efficiency ratio (4).................................................      51.31      54.95      56.92      59.62       60.93
Average assets per employee (5)......................................  $   5,098  $   4,513   $  3,938   $  3,919  $    3,783

ASSET QUALITY RATIOS:
Nonperforming assets to total loans and other
     real estate owned (2)(6)........................................       1.72%      1.34%      1.24%      1.06%       1.45%
Nonperforming loans to total loans (2)(7)............................       1.43       1.22       1.17       0.99        1.32
Net loan charge-offs to average total loans..........................       0.58       0.36       0.50       0.49        0.29
Allowance for loan losses to total loans (2)(8)......................       1.17       1.15       1.01       1.18        1.26
Allowance for loan losses to nonperforming loans (2)(7)(8)...........      82.00      94.31      86.49     118.98       95.82


                                   (continued)


                                                                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------------------
                                                                          2004       2003       2002       2001       2000
                                                                        ---------  --------   --------   --------   --------

CAPITAL RATIOS
Average total shareholders' equity to average assets.................       6.51%      6.75%      7.04       6.44        5.81
Tangible equity to tangible assets (2)(8)............................       6.57       6.94       7.12       6.97        6.06
Tier 1 capital to risk-weighted assets (2)...........................      10.88      11.13      10.38      11.15       10.36
Total capital to risk-weighted assets (2)............................      13.92      14.90      11.42      12.34       11.68
Leverage ratio.......................................................       8.61       9.32       8.99       8.84        8.08

-------------
(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001, and the two-for-one stock split effected in the form of a stock dividend paid August 29, 2003.
(2)  At period end.
(3) Net of unearned discounts but before deduction of allowance for loan losses.
(4) The efficiency ratio is calculated by dividing other expenses by the total of net interest income plus total other income.
(5) Average assets per employee is calculated by dividing year-to-date average assets by the number of FTE employees at period-end.
(6) Nonperforming assets consist of nonperforming loans and other real estate owned.
(7) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, and loans with restructured terms.
(8) Reflects the retroactive reclassification of the allowance related to unfunded loan commitments from the allowance for loan losses to a reserve for unfunded loan commitments, which is now shown as a liability on the statement of financial condition.
(9) Tangible equity to tangible assets is calculated by dividing total shareholders' equity minus goodwill by total assets minus goodwill. Mortgage loan and other loan servicing intangibles are now subtracted for purposes of this calculation.

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to buy our common stock. The risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause earnings to be lower, or hurt our financial condition. You should also consider the other information in this prospectus, as well as in the documents incorporated by reference into this prospectus.

WE MAY BE UNABLE TO EXECUTE OUR GROWTH STRATEGY.

     We have pursued, and intend to continue to pursue, an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and funding at acceptable risk and expense. There can be no assurance that we will be successful in continuing our growth strategy, however, since it depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at reasonable cost, sufficient capital, competitive factors, banking laws, and other factors described in this prospectus.

     We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits and the number of our offices, including offices in new markets that may be considerable distances from our current markets and executive headquarters. We cannot be certain as to our ability to manage increased levels of assets and liabilities, or offices in these new markets, without increased expenses and higher levels of non performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or non-performing assets may decrease the value of our common stock.

     In addition, in the future we may acquire banks, branches of other financial institutions or other businesses. We cannot assure you that we will be able to adequately or profitably manage any such acquisitions. The acquisition of banks, bank branches, and other businesses involves risks, including exposure to unknown or contingent liabilities, the uncertainties of asset quality assessment, the difficulty and expense of integrating the operations and personnel of the acquired companies with ours, the potential negative effects on our other operations of the diversion of management's time and attention, and the possible loss of key employees and customers of the banks, businesses, or branches we acquire. Our failure to execute our internal growth strategy or our acquisition strategy could adversely affect our business, results of operations, financial condition and future prospects.

CHANGES IN INTEREST RATES AND OTHER FACTORS BEYOND OUR CONTROL MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

     Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our various markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors. At December 31, 2004, our interest rate sensitivity simulation model projected that net income would decrease by 2.28% if interest rates immediately fell by 100 basis points, and would increase by 9.39% if interest rates immediately rose by 100 basis points. The model projected that net income would decrease by 3.36% if interest rates gradually fell by 100 basis points over a one-year period, and would increase by 5.99% if interest rates gradually rose by 100 basis points over a one-year period. The results of our interest rate sensitivity simulation model depend upon a number of assumptions which may not prove to be accurate. There can be no assurance that we will be able to successfully manage our interest rate risk.

CHANGES IN LOCAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our commercial and commercial real estate lending operations are concentrated in the metropolitan areas of Stillwater, Oklahoma City, and Tulsa, Oklahoma; Dallas, Austin, and San Antonio, Texas; and Wichita and Kansas City, Kansas. Our success depends in part upon economic conditions in these markets. Adverse changes in economic conditions in these markets could reduce our growth in loans and deposits, impair our ability to collect our loans, increase our problem loans and charge-offs, and otherwise negatively affect our performance and financial condition.

ADVERSE CHANGES IN HEALTHCARE-RELATED BUSINESSES COULD LEAD TO SLOWER LOAN GROWTH AND HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS.

     We have a substantial amount of loans to individuals and businesses involved in the healthcare industry, including business and personal loans to physicians, dentists and other healthcare professionals, and loans to for-profit hospitals, nursing homes, suppliers and other healthcare-related businesses. At December 31, 2004, $383.2 million of our loans, or 30% of our portfolio loans (excluding loans held for sale), involved loans to individuals and businesses in the healthcare industry. Our strategy calls for continued growth in healthcare lending. This concentration exposes us to the risk that adverse developments in the healthcare industry could hurt our profitability and financial condition as a result of increased levels of nonperforming loans and charge-offs, and reduced loan demand and deposit growth.

INCOME FROM OUR SECONDARY MARKET ACTIVITIES CAN VARY SIGNIFICANTLY FROM YEAR TO YEAR. OUR ABILITY TO CONDUCT STUDENT LENDING ACTIVITIES AND THE PROFITABILITY OF OUR STUDENT LENDING OPERATIONS ARE HIGHLY DEPENDENT ON SALLIE MAE AND FEDERAL LAW.

     Our secondary market activities, which consist of student lending to post-secondary students and residential mortgage lending, contribute a significant portion of our consolidated net income. The volume of residential mortgage and mortgage loans and profits depend on market interest rates, economic conditions in our markets, and competition, and can vary significantly from year to year. A significant increase in interest rates would be likely to reduce residential lending loan volume and profits.

     Our student lending activities include government guaranteed loans and private student loans. Our ability to conduct our student lending operations depends significantly on the SLM Corporation, which we refer to as Sallie Mae. Sallie Mae provides substantially all of the servicing for government guaranteed and private student loans; provides liquidity through its purchases of student loans and lines of credit; and guarantees substantially all of our private student loans through its subsidiary, HEMAR Insurance Corporation of America. The majority of our private student loans have been made to students who attend schools owned by Career Education Corporation, which we refer to as CEC, through our agreements with Sallie Mae and CEC. At December 31, 2004, approximately 55% of total student loans were private CEC-related loans. The profitability of these CEC-related loans will decrease significantly, beginning in the second quarter of 2005, due to a decision by Sallie Mae to increase its servicing fees on CEC-related credits. Future changes in servicing fees or in our ability to generate private loans from CEC and other private lenders may adversely affect our net income.

     The volume and profitability of our government guaranteed student loans depends upon our ability to generate loans from schools and individuals and upon federal laws and regulations that authorize government guaranteed student loans made by banks and other lenders and establish their terms. Although they are not possible to predict, adverse changes in these laws and regulations may reduce, or even eliminate our ability to make government guaranteed student loans, and adversely affect our net income.

OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER OUR ACTUAL LOAN LOSSES, WHICH COULD ADVERSELY AFFECT OUR EARNINGS.

     We maintain an allowance for loan losses in an amount which we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions may be required based on changes in the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses could have a negative effect on our financial condition and results of operations.

     Our loan portfolio contains a high percentage of commercial and commercial real estate loans in relation to our total loans and total assets. Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

UNSEASONED LOANS MAY INCREASE THE RISK OF CREDIT DEFAULTS IN THE FUTURE.

     Due to our rapid growth over the past several years, a large portion of the loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans may behave more predictably than a newer portfolio. Because a significant portion of our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

WE USE WHOLESALE FUNDING SOURCES TO SUPPLEMENT OUR CORE DEPOSITS, WHICH EXPOSES US TO LIQUIDITY RISK AND POTENTIAL EARNINGS VOLATILITY OR OTHER ADVERSE EFFECTS IF WE ARE UNABLE TO SECURE ADEQUATE FUNDING.

     We rely on wholesale funding, including Federal Home Loan Bank borrowings and brokered deposits, to supplement core deposits to fund our business. At December 31, 2004, these wholesale funding sources constituted approximately 37% of our total deposits and other borrowings. Wholesale funding sources are affected by general market conditions and the condition and performance of the borrower, and the availability of funding from wholesale lenders may be dependent on the confidence these investors have in our operations. The continued availability to us of these funding sources cannot be assured, and we may find it difficult to retain or replace them at attractive rates as they mature. Our liquidity will be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available to us in the future at acceptable rates of interest or at all. We may not have sufficient liquidity to continue to fund new loans, and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature. If we do not have adequate sources of liquidity at attractive rates, we may have to restrain the growth of assets or reduce our asset size, which may adversely affect shareholder value.

WE RELY ON OUR MANAGEMENT AND OTHER KEY PERSONNEL, AND THE LOSS OF ANY OF THEM MAY ADVERSELY AFFECT OUR OPERATIONS.

     We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key commercial loan officers. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition.

THE MARKET PRICE FOR OUR COMMON STOCK MAY BE HIGHLY VOLATILE.

     The market price for our common stock has fluctuated, ranging between $15.75 and $27.10 per share during the 12 months ended April 27, 2005. The overall market and the price of our common stock may continue to be volatile. There may be a significant impact on the market price for our common stock due to, among other things:

      o Variations in our anticipated or actual operating results or the results of our competitors;

      o Changes in investors' or analysts' perceptions of the risks and conditions of our business;

      o  The size of the public float of our common stock;

      o  Regulatory developments;

      o The announcement of acquisitions or new branch locations by us or our competitors;

      o  Market conditions; and

      o  General economic conditions.

     Additionally, the average daily trading volume for our common stock as reported on the Nasdaq National Market was approximately 30,800 shares during the twelve months ended April 27, 2005, with daily volume ranging from a low of 2,400 shares to a high of approximately 193,500 shares. There can be no assurance that a more active or consistent trading market in our common stock will develop. As a result, relatively small trades could have a significant impact on the price of our common stock.

COMPETITION MAY DECREASE OUR GROWTH OR PROFITS.

     We compete for loans, deposits, and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, increase our operating costs and may make it harder for us to compete profitably.

WE WILL HAVE BROAD DISCRETION IN APPLYING THE NET PROCEEDS OF THIS OFFERING AND THE USE OF PROCEEDS MAY NOT ENHANCE THE MARKET VALUE OF OUR COMMON STOCK.

     We have significant flexibility in applying the proceeds of this offering. We are not required to allocate the proceeds to any specific investment or transaction or other use. As part of your investment decision, you will not be able to assess or direct how we apply the net proceeds. We may not be able to fully or profitably deploy the proceeds of this offering. The price of our common stock may decline if the market does not view our use of the proceeds from this offering favorably.

GOVERNMENT REGULATION SIGNIFICANTLY AFFECTS OUR BUSINESS.

     The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. Stillwater National is subject to regulation and supervision by the Office of the Comptroller of the Currency. SNB Wichita is subject to regulation and supervision by the Office of Thrift Supervision. Southwest is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

OUR ABILITY TO PAY DIVIDENDS IS LIMITED BY LAW AND CONTRACT.

     Our ability to pay dividends to our shareholders largely depends on Southwest's receipt of dividends from Stillwater National. SNB Wichita does not currently pay dividends, and is not expected to do so in the next several years. The amount of dividends that Stillwater National may pay to Southwest is limited by federal laws and regulations. We also may decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. We also are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made.

RESTRICTIONS ON UNFRIENDLY ACQUISITIONS COULD PREVENT A TAKEOVER.

     Our certificate of incorporation and bylaws contain provisions that could discourage takeover attempts that are not approved by the board of directors. The Oklahoma General Corporation Act includes provisions that make an acquisition of Southwest more difficult. These provisions may prevent a future takeover attempt in which our shareholders otherwise might receive a substantial premium for their shares over then-current market prices.

     These provisions include supermajority provisions for the approval of certain business combinations and certain provisions relating to meetings of shareholders. Our certificate of incorporation also authorizes the issuance of additional shares without shareholder approval on terms or in circumstances that could deter a future takeover attempt.

     In addition, we have adopted a shareholder rights plan designed to protect our shareholders against acquisitions that our board of directors believes are unfair or otherwise not in the best interests of Southwest and its shareholders. Under the rights plan, adopted in 1999 and expiring in 2009, each holder of record of our common stock, subject to the limits of the rights plan, has received, or will receive, one right per common share. The rights generally become exercisable if an acquiring party accumulates, or announces an offer to acquire, 10% or more of our voting stock. Each right entitles the holder (other than the acquiring party) to buy, under specified circumstances, shares of our common stock or equivalent securities, or shares of the acquiror's securities, having a value of twice the right's exercise price. Under the rights plan, we also may exchange each right, other than rights owned by an acquiring party, for a share of our common stock or equivalent securities.

FUTURE SALES OF OUR COMMON STOCK OR OTHER SECURITIES MAY DILUTE THE VALUE OF OUR COMMON STOCK.

     In many situations, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market as a result of or following this offering could adversely affect the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this Prospectus that are subject to risks and uncertainties. We intend these statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements often are identifiable by the use of the words "estimate," "goal," "assess," "project," "pro forma," "believe," "intend," "plan," "anticipate," "expect," "target," "objective," "assumption," and similar words.

     These forward-looking statements include:

      o  statements of our goals, intentions, and expectations;
      o  estimates of risks and of future costs and benefits;
      o expectations regarding our future financial performance and the financial performance of our operating segments;
      o assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;
      o assessments of liquidity, off-balance sheet risk, and interest rate risk; and
      o  statements of our ability to achieve financial and other goals.

These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the "Risk Factors" section beginning on page 10.

                                 USE OF PROCEEDS

         Based on an assumed public offering price of $18.49 per share, the last reported sale price of our common stock on the Nasdaq National Market on April 27, 2005, we estimate that the net proceeds from the sale by us of 1,646,014 shares of our common stock in this offering will be $28.4 million ($32.8 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and the aggregate offering expenses payable by us.

         We intend to use the net proceeds of the offering:

      o To support continued expansion using our niche banking model in our current markets and carefully selected new markets;

      o To support funding and asset growth using our community banking model in favorable markets;

      o To support higher levels of secondary market lending to make full use of capital while our core banking assets grow; and

      o For general corporate purposes, including investment in Stillwater National or SNB Wichita.

     We anticipate that a part of our planned banking expansion may be accomplished through acquisitions of existing banks, as well as through establishment of new offices. We do not, however, have any specific plans, arrangements, agreements or understandings with any other person for any acquisitions, or for the establishment of new branches or other offices.

     Pending such uses, we may invest the net proceeds in marketable investment securities, short-term, interest-bearing assets including federal funds transactions, interest-bearing deposits in other banks and similar investments.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     HISTORICAL STOCK PRICES. Our common stock is traded on the Nasdaq National Market under the symbol "OKSB." At April 27, 2005, there were approximately 2,500 record holders of our common stock. The following table shows the range of high and low sale prices for our common stock as reported on the Nasdaq National Market for the periods indicated and the cash dividends declared per share during those periods. All share price and dividend information has been adjusted to reflect the two-for-one stock split effected in the form of a stock dividend paid on August 29, 2003.

                                                                                           DIVIDENDS
                                                                  HIGH          LOW         DECLARED
                                                               -----------    ---------    -----------
2003
        First Quarter............................................  $13.36       $11.07        $0.0625
        Second Quarter...........................................   13.71        11.18         0.0625
        Third Quarter............................................   17.83        13.63         0.0625
        Fourth Quarter...........................................   18.91        14.37         0.0625
2004
        First Quarter............................................  $18.94       $16.11          $0.07
        Second Quarter...........................................   18.75        15.75           0.07
        Third Quarter............................................   22.21        17.70           0.07
        Fourth Quarter...........................................   27.10        21.50           0.07
2005
        First Quarter............................................  $25.45       $17.11         $0.075
        Second Quarter (through April 27, 2005)..................  $19.40        16.78             --

     DIVIDEND POLICY. Holders of our common stock are entitled to receive dividends that our board of directors may declare from time to time. Our board of directors establishes the dividend amount each quarter. In making this decision, the board considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns, and other factors.

     Our ability to pay dividends largely depends upon Southwest's receipt of dividends from Stillwater National. SNB Wichita does not currently pay dividends, and is not expected to do so during the next several years. The amount of dividends that Stillwater National may pay to Southwest is limited by federal laws and regulations. Bank regulatory agencies also have authority to prohibit a bank or bank holding company from paying dividends if such payment is deemed to be an unsafe or unsound practice. In addition, we are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made.

     Regular dividends have been declared and paid every year since 1981, the year Southwest was organized. We have increased our dividends per common share each year since going public in 1993. We currently expect to continue to pay quarterly cash dividends, although there can be no assurance that we will continue to do so. See "Risk Factors," beginning on page 10.

                                 CAPITALIZATION

     The following table sets forth our capitalization at December 31, 2004. Our capitalization is presented on a historical basis, on an as adjusted basis giving effect to the sale of the shares offered by this prospectus, and on an as adjusted basis giving effect to the sale of shares offered by this prospectus and the redemption of our $25.8 million of 9.3% Junior Subordinated Debentures, assuming:

o the estimated net proceeds to us from the sale of 1,646,014 shares of common stock in this offering, based on an assumed public offering price of $18.49 per share, the last reported sale price of our common stock as reported on the Nasdaq National Market on April 27, 2005, after deducting the underwriting discounts and aggregate offering expenses payable by us, are $28.4 million; and

o        the underwriters' over-allotment option is not exercised.

     The following information should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations, and our consolidated financial statements, including the accompanying notes, for the year ended December 31, 2004, included in our Annual Report on Form 10-K, which is incorporated by reference in this prospectus.


                                                                           December 31, 2004
                                                          -----------------------------------------------------
                                                                                                AS ADJUSTED
                                                                                                   FOR THIS
                                                                                                 OFFERING AND
                                                                               AS ADJUSTED          FOR THE
                                                               ACTUAL          THIS OFFERING     REDEMPTION (1)
                                                          -----------------   ---------------   ---------------
LONG-TERM DEBT:

     Subordinated debentures                                     $  72,180       $   72,180       $   46,393
SHAREHOLDERS' EQUITY:
     Serial preferred stock--
         Undesignated, $1 par value; 1,000,000 shares
         authorized; none issued.........................               --               --               --
         Series B, $1 par value;1,000,000 shares
         authorized; none issued.........................               --               --               --
     Common stock, $1 par value; 20,000,000 shares
      authorized;12,243,042 shares
         issued and outstanding actual; 13,889,056 shares
         issued and outstanding as adjusted..............           12,243           13,889           13,889
Additional paid in capital...............................            7,993           34,760           34,760
Retained earnings........................................          107,905          107,905          107,312
Accumulated other comprehensive income...................             (797)            (797)            (797)
Treasury stock at cost, 138,189 shares...................           (1,360)          (1,360)          (1,360)
                                                              ------------      -----------       ----------
     Total shareholders' equity..........................          125,984          154,397          153,804
                                                              ------------      -----------       ----------
     Total capitalization................................     $    198,164       $  226,577       $  200,197
                                                              ============      ===========       ==========

CONSOLIDATED CAPITAL RATIOS:
     Average equity to average total assets..............             6.51%            6.51%            6.51%
     Tangible equity to tangible assets..................             6.57             7.94             7.91
     Leverage ratio......................................             8.61            10.55            10.17
     Tier 1 risk-based capital ratio.....................            10.88            13.32            12.85
     Total risk-based capital ratio......................            13.92            15.75            14.10

(1) We previously announced that we intend to redeem all of the $25.8 million of 9.30% Junior Subordinated Deferrable Interest Debentures due 2027, effective June 24, 2005. The redemption of the subordinated debentures will be concurrent with the redemption of the 9.30% Cumulative Trust Preferred Securities issued by Southwest's subsidiary, SBI Capital Trust, which holds all of these subordinated debentures. These trust preferred securities were originally issued in June 1997, and are listed on the Nasdaq National Market under the symbol "OKSBO." We are funding this redemption with proceeds from our issuance of trust preferred securities and subordinated debentures in October 2003. We have invested those proceeds in marketable securities pending issuance of federal regulatory capital rules for trust preferred securities, which occurred earlier this year. We expect that the write-off of unamortized costs in connection with the redemption will reduce net income in the second quarter of 2005 by approximately $593,000. We believe that the redemption will benefit net income in future periods as the subordinated debentures are replaced with funds that bear lower interest rates.

                                   MANAGEMENT

The following table sets forth information regarding the executive officers of Southwest, Stillwater National, and SNB Wichita.

Name                                       Age       Position
----                                      -----      ----------

Kerby E. Crowell.........................  55        Executive Vice President, Chief Financial Officer, and
                                                     Secretary of Southwest and Stillwater National; Director,
                                                     Chief Financial Officer, and Secretary of SNB Wichita

L. Allen Glenn...........................  35        Managing Director, Business Consulting Group, Inc., Vice
                                                     President, Stillwater National

Steven M. Gobel..........................  53        Executive Vice President, Stillwater National

Rick Green...............................  57        President, Chief Executive Officer, and Director and Vice
                                                     Chairman of the Boards of Southwest and Stillwater National,
                                                     Director and Vice Chairman of the Board of  SNB Wichita

Steven N. Hadley.........................  47        President, SNB Bank of Wichita

Rex E. Horning...........................  53        President, Stillwater Division of Stillwater National

Jerry L. Lanier..........................  57        Executive Vice President and Chief Lending Officer of
                                                     Stillwater National

Len McLaughlin...........................  52        President, Dallas Division of Stillwater National

J. Randall Mills.........................  50        President, Healthcare Strategic Support, Inc.

Steven M. Peterson.......................  40        President, Austin Division of Stillwater National

Joseph P. Root...........................  41        President, Central Oklahoma Division of Stillwater National

Kimberly G. Sinclair.....................  49        Executive Vice President and Chief Administrative Officer of
                                                     Stillwater National

Charles H. Westerheide...................  56        Executive Vice President and Treasurer of Stillwater National

David L. York............................  58        President, Tulsa Division of Stillwater National

     The principal occupations and business experience of each executive officer of Southwest are shown below.

     KERBY E. CROWELL has served as Executive Vice President, Treasurer, and Chief Financial Officer of Southwest and Stillwater National since 1986, became Secretary of Southwest and Stillwater National in 2000, and was named Chief Financial Officer, Director, and Secretary of SNB Wichita in 2003. Mr. Crowell joined Stillwater National in 1969. He is a Past President and Board member of the Oklahoma City Chapter of the Financial Executives Institute and a Board member of the Independent Community Bankers of America's, referred to as ICBA, credit card subsidiary, and MetaFund Corporation (an Oklahoma Community Development Financial Institution). He is past President and Director of the Oklahoma 4-H Foundation, Inc., Director and past President of the Payne County Affiliate of the American Diabetes Association, past President of the Stillwater Breakfast Kiwanis Club, the Bank Administration Institute's Northern Oklahoma Chapter, and the North Central Chapter of Certified Public Accountants, a past member of the Payments and Technology Committee of the ICBA, and past Vice Chairman of the ICBA's Bank Services Committee. He has also served on the Federal Reserve's Industry Advisory Group on Electronic Check Presentment. Mr. Crowell is a graduate of the Leadership Stillwater Class XI.

         L. ALLEN GLENN serves as Managing Director of the Business Consulting Group, Inc., a management consulting subsidiary of Southwest Bancorp, Inc., and as a Vice President of Stillwater National. Mr. Glenn previously served as Vice President of Business Consulting Group, beginning in December 2001. From 2000 until joining Business Consulting Group and Stillwater National in December 2001, Mr. Glenn was President of Glenn Solutions, Inc., a management consulting firm that specialized in developing strategic and operational solutions for national retailers to improve their profitability and service levels. From 1995 to 2000, Mr. Glenn was a manager with Kurt Salmon Associates, an international management consulting firm to the retail consumer products and health care industries.

     STEVEN M. GOBEL serves as Executive Vice President, Audit Facilitator, and Associate Chief Financial Officer of Stillwater National. From 1990 until joining Stillwater National in September 2000, Mr. Gobel served as Senior Vice President Finance and in other positions with Bank of America and predecessor institutions in Oklahoma and Kansas (previous institutions included NationsBank, Boatmen's Bank of St. Louis, Bank IV of Wichita, Kansas, and Fourth National Bank of Tulsa). Mr. Gobel is a past member of the Board of Directors of the YMCA of Greater Tulsa and a past member and Chairman of the Board of Managers for the Downtown Branch of the YMCA of Greater Tulsa. From 1987 to 1990, Mr. Gobel served as a Vice President and Manager of Financial Reporting and Financial Planning for Sooner Federal Savings and Loan of Oklahoma. He is a Certified Public Accountant and prior to 1987 spent twelve years working for Touche Ross and Coopers & Lybrand in Tulsa, Oklahoma, New York City, and Milwaukee, Wisconsin.

     RICK GREEN was appointed the Chief Executive Officer of Southwest effective January 1, 1999. Mr. Green joined Stillwater National in 1972, and prior to becoming Chief Executive Officer served as Chief Operating Officer, President of the Central Oklahoma division, and Executive Vice President of Stillwater National. He is a member of the Oklahoma City and Edmond Chambers of Commerce and has served as Chair/Ambassador of the Stillwater Chamber of Commerce, on the Oklahoma State University Alumni Association Homecoming and Honor Students Committees, as Chairman of Payne County Youth Services, as Co-Chairman of the United Way of Stillwater Fund Drive and as a member of the Advisory Board of the Oklahoma State University Technical Institute. He is a member of the Commercial Real Estate Association of Oklahoma City, the Oklahoma and Oklahoma City Homebuilders Associations, and past member of the Stillwater Medical Center Committee on Physician Recruitment. Mr. Green is also a member of Leadership Stillwater and Leadership Oklahoma City. Mr. Green continues to be active as an alumnus of Oklahoma State University, serving on various committees and boards, including the Board of Governors of the Oklahoma State University Development Foundation, and is a member of the Oklahoma State University College of Business Alumni Hall of Fame.

     STEVEN N. HADLEY was named President and CEO of SNB Wichita in October 2004. Mr. Hadley has over twenty-three years of banking experience. Prior to joining SNB Wichita, Mr. Hadley spent four years with Commerce Bank in their Wichita and Garden City, Kansas markets. Before that, he was with Bank of America in Garden City, Kansas. Mr. Hadley holds a bachelors degree in Agricultural Economics from Kansas State University. He is a member of the booster club for the KAPAUN Mt. Carmel High School and is involved in the Wichita Swim Club and the St. Thomas Aquinas Catholic Church.

     REX E. HORNING was appointed President of the Stillwater Division of Stillwater National in May 2001. Mr. Horning previously served as Senior Vice President of Central National Bank and Commerce Bank in Wichita, Kansas from 1998 to May 2001, and as President and Chief Executive Officer of First State Bank and Trust Company, Pittsburg, Kansas, from 1991 to 1998. Mr. Horning currently serves on the Executive Committee of the Oklahoma State University Alumni Association, is a Trustee for the Oklahoma State University Foundation, is Board Chairman of the Stillwater Chamber of Commerce, serves on the Board of Directors of the State Chamber of Commerce, and is President of Oklahoma State University's William S. Spears' College of Business Associates.

     JERRY L. LANIER was appointed Executive Vice President and Chief Lending Officer of Stillwater National in 2001. Mr. Lanier previously served as Executive Vice President-Credit Administration beginning in December 1999, supervising this area company-wide, and from January 1998 to December 1999, served as Senior Vice President in Credit Administration. From 1992 until joining Stillwater National in 1998, Mr. Lanier was a consultant specializing in loan review. During this same period he also served as court-appointed receiver for a number of Oklahoma-based insurance companies. From 1982 to 1992, Mr. Lanier served as President of American National Bank and Trust Co. of Shawnee, Oklahoma including service as Chief Executive Officer from 1987 to 1992. From 1970 to 1981, he was a National Bank Examiner in Oklahoma City, Oklahoma and Dallas, Texas, and, while an examiner, served as Regional Director of Special Surveillance for the OCC from 1979 to 1981. Mr. Lanier has served as United Way Drive Chairman and President; Chairman of the Shawnee Advisory Board of Oklahoma Baptist University; Director of the Shawnee Chamber of Commerce; Director and Chairman of the Youth and Family Resource Center; and President and Trustee of the Shawnee Educational Foundation.

     LEN MCLAUGHLIN was appointed as President of SNB Bank of Dallas, the Texas Division of Stillwater National, in May 2002. Mr. McLaughlin previously served as President and CEO of First Independent National Bank in Plano, Texas, and as President/CEO of Preston National Bank in Dallas, Texas. From 1989 to 1998, Mr. McLaughlin was with Compass Bancshares, serving as President of a subsidiary bank, Central Bank N.A. in Anniston, Alabama; and later as Chief Retail Executive for Compass Bank in Dallas, Texas. Mr. McLaughlin began his banking career with First National Bank of Boston's Dallas, Texas office. He has served as Chairman of the March of Dimes fund drive, United Way Fund Drive Chairman, President of the local chapter of the American Cancer Society, Director of the Little Light House, and is Honorary Co-Chairman of the Business Advisory Council of the National Republican Congressional Committee.

     J. RANDALL MILLS was appointed President of Healthcare Strategic Support, Inc. in 2003. Mr. Mills holds a Bachelor of Science degree in Accounting from Southwest Missouri State University; a Master of Health Administration from the University of Colorado; and a PhD in Sociology from Oklahoma State University. Prior to his employment with Healthcare Strategic Support, Inc., he was a healthcare consultant for Madole & Wagner, PLLC where he was responsible for marketing, administration, and client services for individual physicians, medical groups, and hospital clients on medical group practice, managed care, marketing, networking, strategic planning, and development issues. He is a fellow of the American College of Healthcare Executives, and a member of the Medical Group Management Association, American Society of Certified Public Accountants, and Oklahoma Society of Certified Public Accountants.

     STEVEN M. PETERSON was appointed President of SNB Bank of Austin in September 2004. Mr. Peterson previously served as City President for Compass Bank in Williamson County, Texas, and Commerce Bank in Wichita, Kansas from 1998 to August 2004. Mr. Peterson began his banking career with Fourth Financial Holding Company in Wichita, Kansas. Mr. Peterson currently serves as the President of the Georgetown Symphony and Director of the Chamber of Commerce. He has served as the Chairman of the 100,000 economic committee.

     JOSEPH P. ROOT was appointed President of the Central Oklahoma Division of Stillwater National in 1997. Previously, Mr. Root was Senior Vice President in the Central Oklahoma division. Prior to joining Stillwater National in 1992, Mr. Root served as Credit Analyst from November 1987 to April 1989 and Private Banking Officer from May 1989 to July 1992 with Comerica Bank in Dallas, Texas. He is a member of the Advisory Board of the Greater Oklahoma City Chamber of Commerce, a member of the State Chamber of Commerce of Oklahoma, a graduate of Leadership Oklahoma City and President of Infant Crisis Services, Inc., a local charitable organization that provides basic necessities to underprivileged children.

     KIMBERLY G. SINCLAIR was appointed Chief Administrative Officer in 1995 and has been Executive Vice President of Stillwater National since 1991. Prior to 1991, she had been Senior Vice President and Chief Operations Officer of Stillwater National since 1985. Ms. Sinclair joined Stillwater National in 1975. She is a member of the Stillwater Junior Service Sustainers, and serves on the Executive Board of Directors for the Stillwater United Way, and chairs the annual Day of Caring. She is past Treasurer of the Board of Trustees of the Stillwater Public Education Foundation, and a graduate of the Leadership Stillwater Class IX. She has been an Ambassador with the Stillwater Chamber of Commerce and active with the Pioneer Booster Club and Stillwater PTA.

     CHARLES H. WESTERHEIDE was appointed Executive Vice President and Treasurer of Stillwater National in 2000. Prior to that he served as Senior Vice President and Treasury Manager. He joined Stillwater National in 1997, coming from Bank of America (previously Bank IV and NationsBank), Wichita, Kansas, where he served as Treasury/Funding Manager. Prior to joining BankIV, Mr. Westerheide served as Executive Vice President and Chief Financial Officer of Security Bank and Trust Co., Ponca City, Oklahoma. Mr. Westerheide has held a number of community leadership positions including Chairman of the Ponca City Chamber of Commerce, President of the Ponca City Foundation for Progress, Inc., and a director and officer of numerous community foundations and clubs. Mr. Westerheide is a graduate of Leadership Oklahoma, Class II.

     DAVID L. YORK was appointed President of the Tulsa Division in March 2004. Mr. York came to Stillwater National with over thirty years in the Tulsa banking market, most recently serving as Senior Vice President and Manager of the Professional Banking Group of The F&M Bank & Trust Company in Tulsa from 1989 to 2004. From 1983 to 1989, Mr. York served in various management and senior lending positions with Utica National Bank & Trust Company, which was acquired by F&M Bank. Mr. York began his banking career with the First National Bank and Trust Company of Tulsa in 1973 and served there until 1983 in various commercial lending and management capacities. Currently, Mr. York serves on the Board of Trustees of St. Simeon's Episcopal Home, Inc., where he was President of the Board for four years, as well as serving as Vice President of its Foundation. Additionally, Mr. York has served on the Board of Trustees of Holland Hall School as its Treasurer. Mr. York is also an Advisory Director of the Tulsa Metro Chamber of Commerce.

    SHARE OWNERSHIP OF DIRECTORS, OFFICERS AND FIVE PERCENT BENEFICIAL OWNERS

     The following table sets forth as of April 27, 2005, certain information with respect to:

      o  the ownership of common stock by:

      o  each of our directors,

      o each of our executive officers who was named in the summary compensation table in our proxy statement for the annual meeting of shareholders held on April 28, 2005, and

      o  all directors and executive officers as a group; and

      o each person known by us to be the beneficial owner of 5% or more of our outstanding common stock.

     The number and percentage of shares beneficially owned after the offering assumes that:

      o  we sell 1,646,014 shares of common stock in this offering; and

      o the underwriters do not exercise their option to purchase additional shares in this offering to cover over-allotments, if any.

     For purposes of the table below, unless otherwise noted, the number of shares of common stock outstanding and related percentages exclude:

      o 1,035,982 shares that we may issue upon the exercise of stock options outstanding as of March 31, 2005, at a weighted average exercise price of $10.93 per share; and

      o 485,427 additional shares at that we may issue under the Southwest Bancorp 1999 Stock Option Plan, as amended, as of March 31, 2005 stock option plan.

     Unless otherwise indicated, based on information furnished by such shareholders, we believe that each person has sole voting and investment power with respect to all shares beneficially owned by such person.

                                                                 SHARES BENEFICIALLY OWNED          SHARES BENEFICIALLY OWNED
                                                                  AS OF APRIL 27, 2005 (1)                  AFTER OFFERING
                                                              -------------------  ------------   ---------- ---- - ------------
                                                                    NUMBER         PERCENTAGE      NUMBER          PERCENTAGE
                                                              -------------------  ------------   ----------       -----------
James E. Berry II.........................................        251,996 (3)          2.06%      251,996 (3         1.82%

Thomas D. Berry...........................................         62,057 (4)            *         62,057 (4)           *

Joe Berry Cannon..........................................         89,598 (5)            *         89,598 (5)           *

Rick Green................................................        159,702 (6)         1.29        159,702 (6)        1.14

J. Berry Harrison.........................................        116,902 (7)            *        116,902 (7)           *

Erd M. Johnson............................................        200,733 (8)         1.65        200,733 (8)        1.45

Betty B. Kerns............................................        710,477 (9)         5.82        368,137 (9)        2.66

David P. Lambert..........................................         38,233 (10)           *         38,233 (10)          *

Linford R. Pitts..........................................         36,350 (11)           *         36,350 (11)          *

Robert B. Rodgers.........................................         71,922 (12)           *         71,922 (12)          *

Russell W. Teubner........................................         52,534 (13)           *         52,534 (13)          *

Kerby E. Crowell..........................................         97,515 (14)           *         97,515 (14)          *
Jerry Lanier..............................................         44,131 15)            *         44,131 (15)          *

Kimberly G. Sinclair......................................         55,103 (16)           *         55,103 (16)          *

Joseph P. Root............................................         17,447 (17)           *         17,447 (17)          *
All Directors and Executive
  Officers as a Group  (21 persons).......................      2,127,843 (18)        16.68%    1,785,503 (18)      12.40%

FMR Corp..................................................      1,191,975 (19)        9.77      1,191,975 (19)       8.61

Delphi Management, Inc....................................        614,739 (20)        5.04        614,739 (20)       4.44


------------
*        Less than one percent of shares outstanding.

(1) Beneficial ownership is defined by rules of the Securities and Exchange Commission, and includes shares that the person has or shares voting or investment power over and, for purposes of this chart, shares that the person has a right to acquire within 60 days from April 27, 2005. Unless otherwise indicated, ownership is direct and the named individual exercises sole voting and investment power over the shares listed as beneficially owned by such person. A decision to disclaim beneficial ownership is made by the individual, not Southwest.

                                   (continued)

(2) Calculated by Southwest based upon shares reported as beneficially owned by the listed persons and shares of Southwest common stock outstanding as of April 27, 2005, with respect to the "Before Offering" information. With respect to the "After Offering" information, the calculation assumes the sale of 1,646,014 shares by Southwest in this offering, and the sale of 342,340 shares beneficially owned by Ms. Kerns. In calculating the percentage ownership of each named individual and the group, the number of shares outstanding includes any shares that the person or the group has the right to acquire within 60 days of April 27, 2005.
(3) Excludes 28,423 shares held by his spouse and children and includes 10,826 shares that Mr. Berry has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(4) Excludes 4,639 shares held by the Tom D. Berry Profit Sharing Plan. Includes 10,826 shares that Mr. Berry has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(5) Excludes 54,810 shares beneficially owned by his spouse, as trustee. Includes 10,826 shares that Mr. Cannon has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(6) Excludes 7,220 shares held by his spouse and children. Includes 159,702 shares that Mr. Green has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(7) Includes 10,826 shares that Mr. Harrison has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(8) Excludes 35 shares held by his spouse. Includes 9,155 shares held by Johnson Oil Partnership of which Mr. Johnson is a general partner. Includes 7,175 shares that Mr. Johnson has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(9) The number of shares beneficially owned as of April 27, 2005, includes 580,542 shares owned by trusts of which Ms. Kerns is a fiduciary, and 100,000 shares owned by a family limited liability company, of which Ms. Kerns is a management official. Includes 10,826 shares that Ms. Kerns has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options. "After Offering" information assumes the sale of 342,340 shares by the trusts and limited liability company, which are the selling shareholders in this offering.
(10) Excludes 21,000 shares held by his spouse and 3,000 shares held by a trust of which he is co-trustee. Includes 10,826 shares that Mr. Lambert has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(11) Includes 10,826 shares that Mr. Pitts has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(12) Excludes any shares owned by his father, James W. Rodgers, Jr., and his mother, Sarah Jane Berry Rodgers. Excludes 2,276 shares held by his children. Includes 10,826 shares that Mr. Rodgers has the right to acquire with 60 days of April 27, 2005, pursuant to the exercise of stock options.
(13) Includes 10,826 shares that Mr. Teubner has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(14) Includes 76,341 shares that Mr. Crowell has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(15) Includes 43,788 shares that Mr. Lanier has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(16) Includes 43,184 shares that Ms. Sinclair has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(17) Includes 15,691 shares that Mr. Root has the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options.
(18) Includes shares held by certain directors and executive officers as custodians under Uniform Transfers to Minors Acts, by their spouses and children, and for the benefit of certain directors and executive officers as custodians under individual retirement accounts ("IRAs") and living trusts. Includes 570,371 shares that executive officers and directors have the right to acquire within 60 days of April 27, 2005, pursuant to the exercise of stock options. Includes 680,542 shares deemed to be owned by Ms. Kerns, of which 342,340 are to be sold by the selling shareholders in this offering. Does not include shares beneficially owned by directors of Stillwater National Bank and Trust Company or SNB Bank of Wichita who are not also directors of Southwest.
(19)     The address of FMR Corp is 82 Devonshire Street, Boston,
         Massachusetts 02109.
(20) The address of Delphi Management, Inc. is 50 Rowes Wharf, Suite 540, Boston, Massachusetts 02110.

                              SELLING SHAREHOLDERS

     The following shareholders are selling stock in this offering. Betty Kerns, one of our directors, is a management official or trustee or has a financial interest in each of the selling shareholders. The shares are being sold as part of a plan to pay applicable taxes due on, and other expenses of, the estate of Ms. Kerns' mother, one of our former directors, and to provide funds for charitable distributions from the Berry Charitable Remainder Trust.

                                                                              NUMBER OF                  SHARES
                                                   SHARES OWNED AS              SHARES                 OWNED AFTER
                                                  OF APRIL 27, 2005            OFFERED               THE OFFERING (1)
                                           --------------------------------  ---------------   ---------------------------
          SELLING SHAREHOLDER                 NUMBER          PERCENTAGE                         NUMBER       PERCENTAGE
                                           -------------    ---------------                    -----------   -------------
Joyce C. Berry Revocable Trust (1)......     562,702             4.61%           224,500         338,202
                                                                                                                2.44%
BKP, L.L.C..............................     100,000               *             100,000            --            --
Berry Charitable Remainder Trust........      17,840               *              17,840            --            --

      *  Less than 1% of outstanding shares.

      (1) Includes shares held by the Joe N. Berry Trust, established under the Joyce C. Berry Revocable Trust.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement between us, the selling shareholders and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated is acting as representative, the underwriters have severally agreed to purchase from us and the selling shareholders, and we and the selling shareholders have agreed to sell to them,
an aggregate of         shares of our common stock in the numbers set forth
below opposite their respective names.

                                                                                         NUMBER OF
                                       UNDERWRITERS                                       SHARES
                                       ------------                                    ------------
     Stifel, Nicolaus & Company, Incorporated.....................................
     Edward D. Jones & Co., L.P...................................................
     Friedman, Billings, Ramsey & Co., Inc........................................
     Keefe, Bruyette & Woods, Inc.................................................
     SunTrust Capital Markets, Inc................................................      -----------
          Total...................................................................      ===========

     Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares of our common stock in this offering, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of a non-defaulting underwriter may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares of our common stock, and to various other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

     The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain selected dealers (who may include the underwriters)
at this price, less a concession not in excess of $          per share of our
common stock. The underwriters may allow, and the selected dealers may reallow,
a concession not in excess of $           per share of our common stock to
certain brokers and dealers. After the shares of our common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

     We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters purchase any of the additional shares of our common stock under this option, each underwriter will be committed to purchase the additional shares of our common stock in approximately the same proportion allocated to such underwriter in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of our shares of common stock being offered.

     The following table shows the per share, total offering price of the shares offered, the total underwriting discounts and commissions that we will pay to the underwriters, and the proceeds we and the selling shareholders will receive before expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares. See "Use of Proceeds" on page 15.



                                                                                                 TOTAL IF
                                                                                                   THE
                                                                                TOTAL IF THE   OVER-ALLOTMENT
                                                                               OVER-ALLOTMENT   OPTION IS
                                                                               OPTION IS NOT    EXERCISED
                                                                 PER SHARE       EXERCISED       IN FULL
                                                                 ---------     --------------   -------------
     Public offering price...............................         $               $             $
     Underwriting discounts and commissions..............
     Proceeds, before expenses, to us....................
     Proceeds, before expense, to the selling
      Shareholders.......................................

     We expect to incur expenses of approximately $500,000 in connection with this offering. These expenses are estimated to include legal fees of $250,000, accounting fees of $75,000, printing costs of $75,000, and miscellaneous expenses of $100,000.

     The offering of the shares of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the shares of our common stock.

     We, our executive officers and directors and the selling shareholders have agreed, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters.

     We and the selling shareholders have agreed to indemnify the several underwriters against, or contribute to payments the underwriters may be required to make in respect of, several liabilities, including liabilities under the Securities Act of 1933.

     The common stock is traded on the Nasdaq National Market under the symbol "OKSB."

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the shares of our common stock during and after the offering.

      o Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

      o Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or by purchasing shares in the open market.

      o Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered through exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

      o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when any shares of our common stock originally sold by that syndicate member are purchased in a stabilizing or syndicate cover transaction to cover syndicate short positions.

     The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares of our common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in our common stock offering. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

     Certain of the underwriters and their affiliates have provided from time to time, and may provide in the future, investment or commercial banking services for us or our affiliates for which they have received or expect to receive customary fees and commissions.

                                  LEGAL MATTERS

         The validity of the shares of our common stock offered by this prospectus and selected other legal matters in connection with the offering will be passed upon for us by the law firms of Kennedy & Baris, L.L.P., Bethesda, Maryland and James I. Lundy, III, Attorney at Law, Washington, D.C. Certain legal matters related to this offering are being passed upon for the underwriters by the law firm of Bryan Cave LLP, St. Louis, Missouri.

                                     EXPERTS

     The consolidated financial statements of Southwest appearing in Southwest's Annual Report (Form 10-K) for the year ended December 31, 2004 and Southwest management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including Southwest Bancorp, Inc., that file electronically with the SEC. Our SEC filings also are available on our web site at http://www.oksb.com. Information on our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus

     We have filed a Registration Statement on Form S-3 to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement. SEC regulations require us to "incorporate by reference" information into this prospectus, which means that important information is disclosed by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superseded by information that is included in this prospectus or is incorporated by reference from more recent documents, to the extent that they are inconsistent.

                       DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 000-23064).

         (1)      Annual Report on Form 10-K for the year ended December 31,
                  2004;
         (2) Current Reports on Form 8-K filed January 10, 2005, January 26, 2005, January 27, 2005, February 28, 2005, and March 23,
                  2005; and
         (3) The description of our common stock contained in the Form 8-A relating thereto, as amended by the information contained in
                  Part II, Item 5 of our Form 10-Q for the period ended September 30, 1999, and the description of the preferred stock purchase rights attendant to our common stock contained in the Form 8-A relating thereto.

     Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

     You can obtain any of the documents incorporated by reference from us, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference, including any exhibits specifically incorporated by reference therein, are available from us without charge. You may obtain copies of documents incorporated by reference by requesting them in writing or by telephone from:

                                Kerby E. Crowell
                            Executive Vice President,
                 Chief Financial Officer and Corporate Secretary
                             Southwest Bancorp, Inc.
                              608 South Main Street
                           Stillwater, Oklahoma 74074
                            Telephone (405) 372-2230

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This
prospectus is dated           , 2005. You should not assume that the information
contained in this prospectus is accurate as of any date other than that date.


======================================================                      =======================================================


                  TABLE OF CONTENTS                                                                1,988,354 SHARES

                                                 PAGE                                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                                ------
Prospectus Summary..........................      1                                                   COMMON STOCK
Risk Factors................................     10
Cautionary Notice Regarding Forward-Looking
   Statements...............................     14
Use of Proceeds.............................     15
Price Range of Common Stock and Dividends...     16
Capitalization..............................     16
Management..................................     18
Share Ownership of Directors, Officers and
   Five Percent Beneficial Owners...........     21
Selling Shareholders........................     23                                                 ---------------------
Underwriting................................     24                                                      PROSPECTUS
Legal Matters...............................     26
Experts.....................................     26                                                              , 2005
Where You Can Find More Information.........     26                                                 ---------------------
Documents Incorporated by Reference.........     27






                                                                                              STIFEL, NICOLAUS & COMPANY,
                                                                                                      INCORPORATED
o  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY
   REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT,                        EDWARD JONES
   AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE
   PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY          FRIEDMAN, BILLINGS, RAMSEY & CO, INC.
   ON IT.
                                                                                                KEEFE, BRUYETTE & WOODS
o  YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS
   ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.                         SUNTRUST ROBINSON HUMPHREY

o  WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER OF THESE SECURITIES
   IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. FURTHERMORE,
   YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFER OR SOLICITATION
   RELATING TO THESE SECURITIES IF THE PERSON MAKING THE OFFER OR SOLICITATION
   IS NOT QUALIFIED TO DO SO, OR IT IS UNLAWFUL FOR YOU TO RECEIVE SUCH AN OFFER
   OR SOLICITATION.

======================================================                      =======================================================

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the Offering described in this Registration Statement are as follows:

  Registration Fee.........................................................$4,794
  *Blue Sky Filing Fees and Expenses (Including counsel fees)...............5,000
  NASD Corporate Finance Fee................................................4,700
  *Nasdaq Listing Fees.....................................................19,000
  *Legal Fees.............................................................250,000
  *Printing, Engraving and Edgar...........................................75,000
  *Accounting Fees and Expenses............................................75,000
  *Other Expenses..........................................................66,505
                                                                         --------
                    Total................................................$500,000
                                                                         ========

  ---------
  * Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 1031 of the Oklahoma General Corporation Act sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities.

         Article XV of the Amended and Restated Certificate of Incorporation of the Company provides that the Company shall indemnify any individual who is or was a director, officer, employee or agent of the Company, and any individual who serves or served at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in any proceeding in which the individual is made a party as a result of his or her service in such capacity, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful, unless such indemnification would be prohibited by law. An individual will not be indemnified in connection with a proceeding by or in the right of the Company in which the individual was adjudged liable to the Company, unless the court in which the suit was brought determines the individual is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances.

ITEM 16.  EXHIBITS

         The exhibits filed as part of this registration statement are as follows:


         Number            Description
         ------            -----------

         1        Form of Underwriting Agreement (To be filed by amendment)
         5        Opinion of Kennedy & Baris, L.L.P.
         4.1      Rights Agreement, dated as of April 22, 1999, between
                  Southwest Bancorp, Inc. and Harris Trust & Savings Bank, as
                  rights agent and Form of Certificate of Designations setting forth terms of Class B, Series 1 Preferred Stock of Southwest
                  Bancorp, Inc. referred to in the rights agreement
                  (incorporated by reference to Exhibits 1 and 2 to Current
                  Report on Form 8-K dated April 22, 1999)
         23(a)    Consent of Ernst & Young, LLP, Independent Registered Public
                  Accounting Firm
         23(b)    Consent of Kennedy & Baris, L.L.P. (included in
                  Exhibit 5)
         23(c)    Consent of James I. Lundy, III, Attorney at Law
         24       Power of Attorney

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stillwater, Oklahoma, on April 29, 2005.


                                             SOUTHWEST BANCORP, INC.

                                             By:   /s/ Rick Green
                                                 -------------------------------
                                                 Rick Green, President
                                                 and Chief Executive Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons in the capacities indicated on April 29, 2005.


                  Name                                        Capacity
                  ----                                        --------
/s/ Rick Green                                       President and Chief Executive Officer,
--------------------------------------------
Rick Green                                           Director, Vice Chairman of the Board of Directors
                                                     (Principal Executive Officer)

/s/ Kerby E. Crowell                                 Executive Vice President, Chief Financial Officer and
--------------------------------------------         (Principal Accounting and Financial Officer)
Secretary


 /s/ James E. Berry II*                              Director
--------------------------------------------
James E. Berry II

 /s/ Thomas D. Berry*                                Director
--------------------------------------------
Thomas D. Berry

 /s/ Joe Berry Cannon*                               Director
--------------------------------------------
Joe Berry Cannon

/s/ J. Berry Harrison*                               Director
--------------------------------------------
J. Berry Harrison

 /s/ Erd M. Johnson*                                 Director
--------------------------------------------
Erd M. Johnson

 /s/ Betty B. Kerns*                                 Director
--------------------------------------------
Betty B. Kerns

 /s/ David P. Lambert*                               Director
--------------------------------------------
David P. Lambert

/s/ Linford R. Pitts*                                Director
--------------------------------------------
Linford R. Pitts

/s/ Robert B. Rodgers*                               Chairman of the Board of Directors
--------------------------------------------
Robert B. Rodgers

/s/ Russell W. Teubner*                              Director
--------------------------------------------
Russell W. Teubner

* By:  /s/ Rick Green, pursuant to power of attorney
       ---------------------------------------------
           Rick Green, Attorney in Fact